UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

Aethrion Center 40 Ag. Konstantinou Street 151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on September 2, 2009 announcing two year Time Charter agreement.

Exhibit 1

Euroseas Ltd. Announces Two Year Time Charter Agreement

Maroussi, Athens, Greece - September 2, 2009 - Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today that a subsidiary of the Company has entered into an approximately two-year time charter agreement for the M/V "Pantelis," a 74,020 dwt, 2000 built Panamax bulk carrier, at a gross daily rate of $17,500. The charter will commence upon completion of its present charter estimated to be completed between December 7, 2009 and March 7, 2010.

Following this charter, approximately 66% of Euroseas total fleet days for the remaining four months of 2009 and approximately 45% in 2010 are secured under period charters or Forward Freight Agreements (FFAs).

Aristides Pittas, Chairman and CEO of Euroseas, commented: "We are pleased to announce that we have secured a two year time charter for our m/v “Pantelis” in this challenging environment at levels which are accretive to our EBITDA. We believe that this fixture will provide us with substantial additional secured cash for the next two years, allowing us more flexibility in pursuing further growth opportunities.”

 Fleet Profile:

Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment*	Time Charter Rate (per day)
Drybulk Vessels PANTELIS	Panamax	74,020		2000	TC until Dec. 2009 / then until Nov. 2011	$25,200 / then $17,500
ELENI P	Panamax	72,119		1997	TC until May 2010	$15,350
IRINI (1)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC until Dec. 2009	$12,350
MONICA P (2)	Handymax	46,667		1998	Bulkhandling Pool
GREGOS	Handysize	38,691		1984	Spot
Total Drybulk Vessels	6	370,499
Multipurpose Dry Cargo Vessels
TASMAN TRADER		22,568	950	1990	TC until Feb. 2012	$9,500 until Dec 2010, $9,000 until Feb 2012
Total Multipurpose Dry Cargo Vessels	1	22,568	950
Container Ships
MAERSK NOUMEA	Intermediate	34,654	2,556	2001	TC until June 2011(3)	$16,800
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC until March 2010	$7,500
ARTEMIS	Intermediate	29,693	2,098	1987	Laid-up
DESPINA P	Handysize	33,667	1,932	1990	Laid-up
JONATHAN P (ex-OEL INTEGRITY)	Handysize	33,667	1,932	1990	Laid-up
CAPTAIN COSTAS (ex- OEL TRANSWORLD)	Handysize	30,007	1,742	1992	Open
MASTRO NICOS (ex-YM XINGANG I)	Handysize	23,596	1,599	1993	Open
MANOLIS P	Handysize	20,346	1,452	1995	TC until Sep. 2009	$15,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC until Apr. 2010	$8,060
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until Dec. 2009(4)	$3,850
Total Container Ships	10	273,687	17,877
leet Grand Total	17	666,754	18,827

* TC denotes time charter.  All dates listed are the earliest redelivery dates under each TC.

()

“Irini” is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the drybulk market.

(2)

“Monica P” is employed in the Bulkhandling spot pool that is also managed by Klaveness.

(3)

The charterer of the “Maersk Noumea” has three annual options to extend the time charter until August 2014.  The first annual option is at a time charter rate of $18,735/day until August 2012.  The second annual option is at a time charter rate of $19,240/day until August 2013.  The third annual option is at a time charter rate of $19,750/day until August 2014.

(4)

The charterer of the “Kuo Hsiung” has an option to extend the time charter for an additional six months at a charter rate of $3,850/day until June 2010

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas` operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 17 vessels, including 4 Panamax drybulk carriers, 1 Handymax drybulk carrier, 1 Handysize drybulk carrier, 3 Intermediate container ships, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas` 6 drybulk carriers have a total cargo capacity of 370,499 dwt, its 10 container ships have a cargo capacity of 17,787 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward- Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as expects, intends, plans, believes, anticipates, hopes, estimates, and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact

Tasos Aslidis

Chief Financial Officer

Euroseas Ltd.

11 Canterbury Lane,

Watchung, NJ 07069

Tel. (908) 301-9091

E-mail: aha@euroseas.gr

Investor Relations / Financial Media

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  September 2, 2009

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President

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